UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 4*

                          UNIVISION COMMUNICATIONS INC.
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                                (NAME OF ISSUER)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                    914906102
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                                 (CUSIP Number)

                                Joaquin Balcarcel
                              GRUPO TELEVISA, S.A.
                            Av. Vasco de Quiroga No. 2000,
                               Edificio A, Piso 4,
                       Colonia Santa Fe 01210, Mexico, DF
                                 525-55-261-2000

                                      COPY:

                            Joshua R. Cammaker, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                  212-403-1000

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 27, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [__]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 914906102                                                         13D
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         1.         Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).

                    Grupo Televisa, S.A.

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         2.         Check the Appropriate Box if a Member of a Group (See
                    Instructions)


                    (a)......................................................|_|

                    (b)......................................................|X|
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         3.         SEC Use Only................................................
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         4.         Source of Funds (See Instructions)

                    WC, BK, OO
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         5.         Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)...........................|_|
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         6.         Citizenship or Place of Organization

                    Mexico
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Number Of           7.       Sole Voting Power
Shares Bene-
ficially Owned               39,289,534(1)(2)
By Each             ------------------------------------------------------------
Reporting
Persons With        8.       Shared Voting Power

                             0
                    ------------------------------------------------------------

                    9.       Sole Dispositive Power

                             39,289,534(1)(2)

                    ------------------------------------------------------------

                    10.      Shared Dispositive Power

                             (0)
                    ------------------------------------------------------------

         11.        Aggregate Amount Beneficially Owned by Each Reporting Person

                    39,289,534(1)(2)
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         12.        Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions) ...............................|X|
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         13.        Percent of Class Represented by Amount in Row (11)

                    11.4% (3)
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


CUSIP No. 914906102                                                         13D

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         14.        TYPE OF REPORTING PERSON (See Instructions)

                    CO
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(1)      The filing of this Schedule 13D shall not be construed as an admission by Grupo Televisa, S.A. that it or any of its affiliates is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Act.

 (2) Of this number, 6,000,000 shares of Class A Common Stock and a warrant entitling the holder to purchase an additional 100,000 shares were issued to Televisa on or about April 16, 2002, upon the closing of the Fonovisa Purchase Transaction described in Item 4 of the Statement on
         Schedule 13D filed with the Securities and Exchange Commission on February 25, 2002. This number does not include, and Grupo Televisa, S.A. disclaims beneficial ownership of, any shares which may be beneficially owned by persons set forth on Schedule 1 hereto. This number excludes any shares beneficially owned by any other member of the group described under Item 4 herein, and Grupo Televisa, S.A. disclaims beneficial ownership of any such shares.

(3) 11.4% when calculated on a diluted basis, based on 305,537,547 shares of common stock of the Issuer outstanding as of April 20, 2006, as reported on the Issuer's Form 10-Q filed on May 10, 2006, and 39,339,700 outstanding warrants.

                  This Amendment No. 4 (this "Amendment") further amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 25, 2002, by and on behalf of Grupo Televisa, S.A., a Mexican corporation ("Televisa"), with respect to shares of Class A common stock, par value $.01 per share (the "Class A Stock"), of Univision Communications Inc., a Delaware corporation (the "Issuer"), as previously amended by Amendment No. 1 hereto, filed with the Securities and Exchange Commission on April 19, 2006, Amendment No. 2 hereto, filed with the Securities and Exchange Commission on April 27, 2006 and Amendment No. 3 hereto, filed with the Securities and Exchange Commission on May 12, 2006. The principal executive offices of the Issuer are located at 1999 Avenue of the Stars, Suite 3050, Los Angeles, California 90067. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D dated February 25, 2002, as amended. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on Schedule 13D dated February 25, 2002, as amended, shall remain unchanged.

ITEM 4.  Purpose of Transaction.

                  The information contained in Item 4 of the Statement on
Schedule 13D dated February 25, 2002, as amended, is hereby amended and supplemented by adding prior to the last paragraph thereof the following:

                  On June 27, 2006, the Issuer announced that it entered into a definitive agreement pursuant to which a group consisting of Madison Dearborn Partners, Providence Equity Partners, Texas Pacific Group, Thomas H. Lee Partners and Saban Capital Group would acquire the Issuer for $36.25 per share in cash.


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



                   Following that announcement, on June 27, 2006, Televisa issued the press release attached as Exhibit 1 hereto.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


                  See Item 4 above.

See Item 4 above.

ITEM 7.  Material to Be Filed as Exhibits

Exhibit 1                  Press Release, dated June 27, 2006.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  June 28, 2006                         GRUPO TELEVISA, S.A.

                                              By: /s/ Joaquin Balcarcel
                                                 -------------------------------
                                              Name:   Joaquin Balcarcel
                                              Title:  Vice President and
                                                      General Counsel

Exhibit 1

         [LOGO - TELEVISA]                                         PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE
                            ----------------------------------------------------


      GRUPO TELEVISA ISSUES STATEMENT REGARDING UNIVISION BOARD ACTION

New York and Mexico City, June 27, 2006--Grupo Televisa, S.A. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO) is disappointed about the outcome of the Univision auction. Notwithstanding our repeated offers to discuss all aspects of our proposal including price, Univision and its advisers refused to enter into any discussions with us after we submitted our initial bid.

Given this action by Univision's board, Televisa has a number of alternatives it is considering.

Moreover, Televisa will vigorously pursue its options to build its potential in the growing U.S. Hispanic marketplace.

Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States, and in La Sexta, a free-to-air television venture in Spain.

                                       ###

TELEVISA INVESTOR RELATIONS CONTACTS:       MEDIA RELATIONS CONTACTS:

MICHEL BOYANCE / ALEJANDRO EGUILUZ          MANUEL COMPEAN
Tel: +52 (55) 5261-2445                     +52 (55) 5728-3815
Fax: +52 (55) 5261-2494                     Fax: + 52 (55) 5728-3632
ir@televisa.com.mx                          mcompean@televisa.com.mx
------------------                          ------------------------

                       LIN WU/JEREMY FIELDING/SCOTT HYNES
                       Kekst and Company
                       Tel: +1 (212) 521-4800


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